Exhibit 12.1
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
     The following table sets forth the ratio of earnings to combined fixed charges and preferred dividends for the periods indicated below (in thousands).

								Period From
								May 6, 2004
	Year Ended		Year Ended		Year Ended		Year Ended	(Inception) to
	December 31,		December 31,		December 31,		December 31,	December 31,
	2008		2007		2006		2005	2004
Earnings:
Income (Loss) from Continuing Operations Before Income Taxes	$43,533		$68,161		$37,453		$(9,272)	$(3,700)
Fixed Charges	53,698		54,514		40,168		19,927	860
Amortization of Capitalized Interest	166		159		77		7	—
Capitalized Interest	(259)		(50)		(604)		(128)	—

Earnings	$97,158		$122,784		$77,094		$10,534	$(2,840)

Fixed Charges:
Interest Expense	$50,404		$51,445		$36,934		$17,367	$773
Portion of Rent Related to Interest	3,035		3,019		2,630		2,432	87
Capitalized Interest	259		50		604		128	—

Fixed Charges	53,698		54,514		40,168		19,927	860

Preferred Stock Dividends	—		—		—		—	—

Combined Fixed Charges	$53,698		$54,514		$40,168		$19,927	$860

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.8	X	2.3	X	1.9	X	—	—

Deficiency	$—		$—		$—		$9,393	$3,700